Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                                                            Name and Address of Company

Aeterna Zentaris Inc.  (the “Company”)
c/o Norton Rose Fulbright Canada LLP
1 Place Ville Marie, Suite 2500
Montreal, Quebec
Canada, H3B 1R1

Item 2                                                            Date of Material Change

January 4, 2017

Item 3                                                            News Release

On January 4, 2017, the Company issued a news release indicating the material change, which was disseminated in Canada on the BusinessWire newswire service.

Item 4                                                            Summary of Material Change

On January 4, 2017, the Company announced that the confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) failed to achieve its objective of validating a single oral dose of macimorelin for the evaluation of growth hormone deficiency in adults (“AGHD”), using the insulin tolerance test (the “ITT”) as a comparator. The Company also announced that it is evaluating the outcome of the trial and will determine in the near future whether it will continue with the development of Macrilen™.

Item 5.1                                                  Full Description of Material Change

On January 4, 2017, the Company announced that its confirmatory Phase 3 clinical trial of Macrilen™ (macimorelin) failed to achieve its objective of validating a single oral dose of macimorelin for the evaluation of AGHD, using the ITT as a comparator. The Company also announced that it is evaluating the outcome of the trial and will determine in the near future whether it will continue with the development of Macrilen™.

Under the study protocol, the evaluation of AGHD with Macrilen™ would have been considered successful if the lower bound of the two-sided 95% confidence interval for the primary efficacy variables was 75% or higher for “percent negative agreement” with the ITT, and 70% or higher for the “percent positive agreement” with the ITT. While the estimated percent negative agreement met the success criteria, the estimated percent positive agreement did not reach the criteria for a successful outcome. Therefore, the results did not meet the pre-defined equivalence criteria which required success for both the percent negative agreement and the percent positive agreement. After a thorough internal review and understanding of this data, the Company will decide upon the appropriate future course of action with respect to macimorelin.

Item 5.2                                                  Disclosure for Restructuring Transactions

Not applicable.

Item 6                                                            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                                            Omitted Information

Not applicable

Item 8                                                            Executive Officer

Further information regarding the matters described in this report may be obtained from Philip A. Theodore, Senior Vice President, General Counsel. Mr. Theodore is knowledgeable about the details of the material change and may be contacted at (843) 900-3211.

Item 9                                                            Date of Report

January 5, 2017.